82-2026

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of [redacted] regulatory authorities or their authorized representatives if you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction [redacted] is filed, at the address(es) or telephone number(s) set out on the back of this report.

03007015

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DD MM YY): 07 02 03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DD MM YY):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

[redacted] ND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

[redacted]E NAME:

GIVEN NAMES: JOHN

NO.: 11871 STREET: HORSESHOE WAY APT: 1103

CITY: RICHMOND

PROV: BRITISH COLUMBIA POSTAL CODE: V7A 5H5

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

Suppl

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1752064								☐	1752064	1	
									☐			
OPTION	1000000	PLEASE SEE ATTACHMENT							☐	1000000	1	
									☐			
COMMON	1383000								☐	1361000	2	ACCESS INFO. SERV.
									☐			
									☐			
									☐			
									☐			

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2003
WASH. D.C. 165

dw 3/3

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROBERTSON

SIGNATURE: [signature]

DATE OF THIS REPORT (DD MM YY): 14 02 03

John Robertson report dated February 14, 2003 - Teryl Resources Corp.

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	1,752,064						1,752,064	1	
OPTION	1,000,000						1,000,000	1	
COMMON	1,383,000	5-Feb-03	10		10,000	$0.50	1,373,000	2	ACCESS INFORMATION SERVICES
		6-Feb-03	10		7,000	$0.51	1,366,000	2	ACCESS INFORMATION SERVICES
		7-Feb-03	10		5,000	$0.50	1,361,000	2	ACCESS INFORMATION SERVICES